December 14, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, DC 20549

Attn: Jordan Nimitz

Re:	Edible Garden AG Incorporated Draft Registration Statement on Form S-1 Submitted November 25, 2022 CIK 0001809750

Dear Ms. Nimitz:

On behalf of Edible Garden AG Incorporated (the “Company”), we are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated December 2, 2022, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form S-1 (the “Registration Statement”). The Company is concurrently filing the Registration Statement publicly via the EDGAR system to address the Staff’s comments.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company.

Draft Registration Statement on Form S-1 submitted November 25, 2022

Cover Page

1.

Please revise your cover page to disclose the volume of securities you are offering as required by Item 501(b)(2) of Regulation S-K. In addition, please ensure the legal opinion, once filed, references the total number of shares being offered rather than a dollar amount. Refer to Securities Act Rules Compliance and Disclosure Interpretations 227.02.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Registration Statement to disclose the volume of securities being offered.

2.

We note your disclosure that your offering of common shares will be at an “assumed public offering price.” Please revise to state the price of the securities to the public and clarify whether it will be fixed for the duration of the offering. If you are not able to state a price, explain the method by which the price is to be determined. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K for guidance.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the cover page of the Registration Statement.

1600 BAUSCH & LOMB PLACE ROCHESTER, NY 14604-2711 PHONE: 585.232.6500 FAX: 585.232.2152
rochester, ny • buffalo, ny • albany, ny • corning, ny • new york, ny

Edible Garden AG Incorporated

Plan of Distribution, page 72

3.

We note that there may be investors who do not enter into a securities purchase agreement in connection with the purchase of securities in this offering. Please revise to explain why there may be instances where investors do not enter into such an agreement, and how you intend to address details of such transactions, such as the number of securities to be purchased.

Response: The Company respectfully acknowledges the Staff’s comment. The Company is now conducting a firm commitment underwritten offering through an underwriter instead of a best efforts offering to purchasers. Accordingly, the securities sold in the offering will be sold to the underwriter pursuant to an underwriting agreement in the form attached as Exhibit 1.1 to the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please do not hesitate to contact the undersigned by email at AMcClean@hselaw.com or telephone at (585) 231-1248.

Very truly yours,

/s/ Alexander R. McClean
Alexander R. McClean
direct dial: 585.231.1248
email: AMcClean@hselaw.com